15 February 2002

02 FEB 27 AM 8: 14

SUPPL

BI-BI

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

02015505

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Re

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached document:-

1) Reporting of Financial Statements in United States Dollars

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

MASNET No. 37 OF 15.02.2002
Announcement No. 39

WANT WANT HOLDINGS LTD

REPORTING OF FINANCIAL STATEMENTS IN UNITED STATES DOLLARS

The Board of Directors of Want Want Holdings Ltd (the "Company") wishes to announce that the Company has received in-principle approval from the Registrar of Companies and Businesses to change the reporting currency of its financial statements from Singapore Dollars to United States Dollars with effect from the financial year ending 31 December 2002.

The reason for the change is that the functional currency of the Company's subsidiaries in PRC, which account for a significant part of the results of the Company and its subsidiaries (the "Group"), is in Renminbi (which is pegged to United States Dollars). Currently, the Company translates the results of its PRC subsidiaries from Renminbi to Singapore Dollars. To minimise foreign currency translation adjustments arising from the consolidation of the results of PRC subsidiaries and to show a more representative view of the Group's performance and financial position, the Company has decided to present the Group's financial statements in United States Dollars.

Submitted by Adams Lin Feng I, Group Vice President and Director on 15/02/2002 to the SGX

8 February 2002

02 FEB 27 AM 8:03

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached document:-

1) Notification Pursuant to Clause 902(3)(c) of the Listing Manual

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

Want Want Holdings Ltd

400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

WANT WANT HOLDINGS LTD

Notification Pursuant to Clause 902(3)(c) of the Listing Manual

Pursuant to Clause **902**(3)(c) of the Listing Manual, we are pleased to furnish below the list of persons occupying managerial positions who are related to a director and/or substantial shareholder of the Company or of any of its principal subsidiaries:-

Name	Age	Family Relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held in the Company or its principal subsidiaries	Details of changes in duties and position held, if any, during the year
Cheng Wen Chyi	36	Daughter of Mr Cheng Chiun Tar and niece of Mr Tsai Eng Meng	MIS Director (1998) Internal Audit Director (2001)	Nil

Notes :
Mr Cheng Chiun Tar is the non-executive Director of the Company.
Mr Tsai Eng Meng is the Chairman and substantial shareholder of the Company.

Submitted by Adams Lin Feng I, Group Vice President and Director on 08/02/2002 to the SGX